

Mail Stop 3561

February 12, 2010

Via Fax & U.S. Mail

Mr. Scott L. Thompson, President and Principal Executive Officer
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135

      Re: **Dollar Thrifty Automotive Group, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed March 3, 2009
              Form 10-Q for the quarter ended March 31, 2009
              Filed May 6, 2009
              Form 10-Q for the quarter ended September 30, 2009
              Filed October 26, 2009
              File No. 001-13647

Dear Mr. Thompson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Linda Cvrkel
              Branch Chief